Exhibit 99.1

Corporación América Airports Announces Issuance of Presidential Decree Extending the Aeropuertos Argentina 2000 Concession for 10-Years Until 2038

Luxembourg, December 17, 2020 — Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that the Argentine Government issued Presidential Decree No. 1009/2020, which ratifies the Concession Agreement Extension entered into between Aeropuertos Argentina 2000 S.A. (“AA2000”) and the Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) on November 30, 2020.

The Presidential Decree and the agreement, consisting of the Technical Conditions to the Extension and the Financial Projection of Income and Expenses (PFIE), will be submitted through a Form 6-K to be filed by the Company with the U.S. Securities and Exchange Commission today after market closes. The PFIE contains ORSNA’s financial projections from 2021 until 2038 which, together with the new capex program, preserves the economic equilibrium of the concession and strengthens AA2000’s long-term sustainability following the impact of COVID19 in AA2000.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com/

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411